UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

TRXADE GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

89846A108
(CUSIP Number)

Suren Ajjarapu
1115 Gunn Highway, Suite #202
Odessa, Florida 33556
(800) 261-0281
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89846A108

1.	Name of Reporting Person Suren Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) X . (b) .
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). .
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,100,000 shares
	8.	Shared Voting Power 4,050,000 shares
	9.	Sole Dispositive Power 10,100,000 shares
	10.	Shared Dispositive Power 4,050,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,150,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. .
13.	Percent of Class Represented by Amount in Row (11) 45.3%
14.	Type of Reporting Person IN

CUSIP NO. 89846A108

1.	Name of Reporting Person Sandhya Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) X . (b) .
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). .
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,050,000 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,050,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. .
13.	Percent of Class Represented by Amount in Row (11) 13.0%
14.	Type of Reporting Person OO

Item 1. Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share, of Trxade Group, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1115 Gunn Highway, Suite #202, Odessa, Florida 33556.

Item 2. Identity and Background

(1)

(a)

This Statement is being filed by Suren Ajjarapu, individually.

(b)

Mr. Ajjarapu's business address is c/o Trxade Group, Inc., 1115 Gunn Highway, Suite #202, Odessa, Florida 33556.

(c)

Mr. Ajjarapu's principal occupation is Chairman and Chief Executive Officer of Trxade Group. Inc.

(d)-(e)

During the last five years, Mr. Ajjarapu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Ajjarapu is a citizen of the United States.

(2)

(a)

This Statement also is being filed by Sandhya Ajjarapu, individually.

(b)

Ms. Ajjarapu's residence address is 19814 Sea Rider Way, Lutz, Florida.

(c)

Ms. Ajjarapu's principal occupation is Business Development Manager.

(d)-(e)

During the last five years, Ms. Ajjarapu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Ms. Ajjarapu is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.  As described in Item 4, the securities that are the subject of this Schedule 13D were acquired by the Reporting Persons in a merger and in exchange for other securities held by the Reporting Persons.

Item 4. Purpose of the Transaction

On November 22, 2013, Trxade Group, Inc., a privately held Nevada corporation ("Trxade Nevada") acquired a controlling interest in the Issuer, then named Xcellink International, Inc. ("XCEL"). On December 16, 2013, Trxade Nevada and XCEL entered into a definitive merger agreement providing for the merger (the “Merger”) of Trxade Nevada with and into XCEL, with XCEL as the surviving corporation. The Merger closed on January 8, 2014. Pursuant to the Merger, XCEL changed its name to “Trxade Group, Inc.”

Prior to the completion of the Merger, the Reporting Persons held securities issued by Trxade Nevada. Pursuant to the terms of the Merger and effective upon the completion of the Merger, the Reporting Persons acquired beneficial ownership of the securities that are the subject of this Schedule 13D in exchange for their securities issued by Trxade Nevada. The Reporting Persons acquired such securities for investment purposes.

Depending upon market conditions and other factors that the Reporting Persons deem material, after the date of this Schedule 13D the Reporting Persons may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that they now own or hereafter may acquire. The Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as they may determine.

Item 5. Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.

Suren Ajjarapu is the beneficial owner of 14,150,000 shares of the Issuer's Common Stock, constituting approximately 45.3% of the Issuer's outstanding shares of Common Stock. The 14,150,000 shares of Common Stock beneficially owned by Suren Ajjarapu consist of (i) 7,550,000 shares owned of record by Mr. Ajjarapu; (ii) 4,050,000 shares owned of record by Sandhya Ajjarapu, Mr. Ajjarapu’s wife, over which shares Mr. Ajjarapu claims beneficial ownership, (iii) 1,275,000 shares owned by the Surendra Ajjarapu Revocable Trust of 2007, over which shares Mr. Ajjarapu claims beneficial ownership as Trustee, and (iv) 1,275,000 shares owned by the Sandhya Ajjarapu Revocable Trust of 2007, over which shares Mr. Ajjarapu claims beneficial ownership as Trustee. Mr. Ajjarapu has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the shares held of record by him and held by the foregoing trusts. Suren Ajjarapu and Sandhya Ajjarapu share the power to vote and dispose of the shares held of record by Sandhya Ajjarapu.

Sandhya Ajjarapu is the beneficial owner of 4,050,000 shares of Common Stock, constituting approximately 13.0% of the Issuer's outstanding shares of Common Stock. Suren Ajjarapu and Sandhya Ajjarapu share the power to vote and dispose of such shares.

The foregoing percentages are based on 31,202,493 shares of the Issuer's Common Stock outstanding on October 30, 2014 and do not take into account the shares of Common Stock that would be issued upon the exercise of any options or warrants that are held by any person other than the Reporting Persons.

The Reporting Persons have not effected any transactions in the Issuer's Common Stock during the 60 days prior to the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

99.1

Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2014

/s/ Suren Ajjarapu

Suren Ajjarapu

/s/ Sandhya Ajjarapu

Sandhya Ajjarapu